As filed with the U.S. Securities and Exchange Commission on August 29, 2007

Commission File No. 000-52756

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB/A

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of The Securities Exchange Act of 1934

HIGH POINT TRANSPORT, INC.
(Name of Small Business Issuer in its charter)

Florida	20-4871281
(State or jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

23730 County Road 675, Myakka City, Florida	34251
(Address of principal executive offices)	(Zip Code)

(Issuer's telephone number)

Paul A. Henley, President
23730 County Road 675, Myakka City, Florida 34251
(Name and Address of Agent for Service)

941-545-7800 (voice)
(Telephone number, including area code, of agent for service.)

Copy To:
Jackson L. Morris, Esq.
3116 W. North A Street, Tampa, FL 33609-1544
Telephone: (813) 874-8854 Facsimile: (800) 310-1695
E-mail: jackson.morris@rule144solution.com

Securities to be registered under Section 12(b) of the Act:	None
Securities to be registered under Section 12(g) of the Act:	Common Stock, $0.0001 par value

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Business.

OUR CORPORATE HISTORY AND ORGANIZATION

  “We”, “our”, 'us" and related pronouns refer to High Point Transport, Inc., a Florida corporation.

The corporate history, in chronological order, is as follows:

- We were incorporated in Florida on May 15, 2006 with the name of "High Point Acquisition, Inc".

- We changed our name to High Point Transport, Inc. on August 2, 2007.

- Paul A. Henley, our sole director and our president, is our founder.

The history of our business activities from incorporation to the date of this registration statement are as follows:

- We were founded for the purpose of acquiring one or more operating trucking companies.

- Our activities have been limited to organizing and efforts to obtain initial financing.

- We have not engaged in any business.

- We have had preliminary discussions with several possible acquisition targets, offered two non-binding letters of intent and entered into one of those non-binding letters of intent, in which either party can withdraw with or without any reason. For a variety of reasons, we do not view an acquisition under that letter of intent to be reasonably probable, in particular because of funding we must obtain to complete any acquisition and for which we do not have any arrangements and the acquisition target's ability to withdraw from the letter without reason.

- Except for the one non-binding letter of intent, we do not have any other letter of intent, memoranda of understanding or agreements, oral or written, to acquire any trucking or other company.

The address of our executive offices is 23730 County Road 675, Myakka City, Florida 34251 and our telephone number at that address is 941-545-7800. At the present time, we do not have a web site. The information at our web site is not part of this amended registration statement for purposes of liability for disclosures under the federal securities laws.

OUR BUSINESS

Overview

We are a development stage company. We are classified as a “blind pool” company, because our business plan is to obtain funding for the acquisition of one or more unidentified company or companies. Our initial business activities will be limited to identifying trucking companies who satisfy our criteria for acquisition and whose ownership is disposed to a sale of the business. When we identify a company as a possible acquisition target, we plan to:

- after preliminary discussions, enter into a confidentiality agreement with the acquisition target,

- negotiate a non-binding letter of intent with its management and owners,

- undertake and complete a thorough investigation and analysis of the company, its business, its financial condition and its prospects, financial and otherwise,

- if we believe the company may meet or exceed our operational, growth and earnings expectations, negotiate a definitive acquisition agreement,

- seek debt and/or equity funding for the transaction, and

- close the transaction.

We plan to restrict the target companies to those engaged in the trucking business. We plan to acquire as many trucking companies as possible based on our financial condition and capacity, our funding expectations, our ability to effectively and efficiently assimilate additional trucking companies from a management and operational perspective, and our prospects at any particular time.

Mr. Henley, our founder, a director and chief executive officer, will be responsible for identifying potential acquisition targets, negotiating the acquisitions and undertaking the examination, investigation and analysis of the acquisition targets. Mr. Henley intends to identify acquisition targets through his contacts in the industry, through business brokers, and through other industry professionals.

Mr. Henley does not have any management experience in the trucking industry. Mr. Henley intends to use the services of consultants in accounting, law, transportation and other disciplines in his examination, investigative and analytic activities. We expect to incur substantial out-of-pocket costs in connection with each investigation we undertake. At the date of this registration statement, we do not have funding to pay these costs. In the event we ultimately reject any particular acquisition target, or if the acquisition target's stockholders, directors and management conclude they have no interest in being acquired by us, or if the acquisition fails to close, we will not be able to recover all or most of our out-of-pocket costs.

GENERAL ACQUISTION FACTORS

We expect to consider the following general factors, none of which will be controlling, when evaluating an acquisition target:

- Majority ownership by management;

- Profitability and operating margins;

- Management's experience, strength and interest in continuing employment;

- Customer base, its credit worthiness, collections history and long term contracts;

- Length and history of relationship with long term customers;

- Reputation for quality and reliability of service;

- Potential for growth;

- Competitive position, compared to other firms of similar size and experience within the market territory and within the trucking industry as a whole;

- Territory served;

- Ownership of equipment (asset-based operation) versus reliance upon owner-operators (non-asset-based operation);

- Terminal and warehouse facilities;

- Maintenance and repair facilities;

- Age and condition of equipment;

- Capital resources in place and needed for growth;

- Capital resources and funding we may provide to expand the business;

- The debt and equity cost of acquisition;

- Synergies and complimenting relationships with previous acquisitions and potential acquisition targets; and

- Other tangible and intangible factors which may be relevant on a general or case-by-case basis.

ACQUISITION CRITERIA

In addition, we have established the following criteria a trucking company must meet or exceed:

- Service territory lies within 600 mile range of terminal;

- Annual revenues in excess of $5 million;

- Revenues principally from truckload service (compared to less-than-load service);

- More than fifty percent of revenues from long term customer contracts;

- Not dependent on a single customer, the loss of which would have a material adverse and continuing impact of the business and financial condition;

- Operating costs not more than seventy-five percent of gross revenue;

- Sales, marketing and dispatch costs not more ten percent of gross revenues;

- Opportunities for cost reductions through economies of scale, including consolidation and streamlining of administrative services and information systems, sales and marketing (including more effective backhaul sales), dispatch, invoicing, collections, regulatory compliance, credit reviews, purchasing, processing payments and commissions, answering services, purchasing, accounting and payroll, sales and marketing;

- Opportunities to achieve cost saying in purchase of fuel, insurance and lease and financing costs;

- Opportunities to improve equipment utilization and consolidate maintenance; and

- Opportunities to increase market share.

See "Market Overview", below, for background information about the trucking industry.

FACTORS INFLUENCING NATURE OF ACQUISITION

The nature of the transaction in which we acquire an acquisition target will depend upon a number of factors, which include, but are not limited to:

- The needs of the selling owners;

- Availability of tax loss carry forwards;

- Company owned equipment versus use of drivers who own their own equipment (owner/operators);

- The comparison between fair market value of assets and book value of assets; and

- The debt to equity ratio in assets, including opportunities to refinance tractors and trailers.

STRUCTURE OF ACQUISITION

We anticipate that our acquisitions will involve a combination of cash, debt and common stock. A particular transaction may be structured as an asset purchase, a stock purchase or a merger. We expect to complete an asset purchase or merger through a newly organized wholly owned subsidiary. In stock purchase transactions, the acquisition target would become a wholly owned subsidiary. We expect the level of desire of the selling stockholders to achieve a “tax free” transaction under the Internal Revenue Code will often result in a stock-for-stock exchange. We expect most acquisitions will involve employment agreements with and incentives for key personnel, many of whom also would be selling stockholders. We do not intend any transaction to result in a change in our control, although we anticipate that we may add stockholders, directors and officers of acquired companies to our board of directors and our management. We do not expect to need or to seek the approval by our stockholders for any transaction. Our management will make the final decision whether or not to complete any particular acquisition.

MARKET OVERVIEW

According to Yellow Corporation, a leading freight transportation company, the trucking industry in 2001 accounted for 87.3 percent of total domestic freight revenue, or $610 billion, and 67.4 percent of domestic freight volume. The growth in trucking is the result of the ability for trucking companies to create customized transportation services that provide more flexibility than air transportation and railroads. As a result of the growth in the truck transportation and the increasing demand for the timely and expeditious movement of freight, new opportunities are emerging for carriers that have the expertise to meet the needs of today's sophisticated shippers. The just-in-time revolution helped integrate trucking into a shipper's business processes. These companies depended heavily on the ability of trucking to deliver goods at set times in order to reduce inventories in the production process. Of the 458,634 interstate motor carriers on file in 1998, approximately seventy percent operate six or fewer trucks according to the Office of Motor Carriers, Washington, D.C. Our business plan focuses on acquiring smaller trucking companies.

According to Waterville Investment Research, the truckload transport industry is a huge, highly fragmented industry. Over 350,000 carriers provide service in the United States. The total truckload market generated over $600 billion in revenues in 2001. The 100 largest carriers, however, account for less than eighteen percent and the top ten carriers accounting for less than three percent of these revenues. Carriers earning the balance of revenues operate small fleets, contract with owner-operators on a long-term or as-needed basis or are owner-operators. In recent years, the industry has experienced wide price swings in diesel fuel, increases in insurance premiums, and a used vehicle glut with an ensuing decline in equipment values. These and other factors have increased the financial pressure on smaller trucking companies. These factors provide incentives for industry consolidation.

Trucking companies operate under one or a combination of the following structures:

•	Broker Agent. In this model, the broker agent utilizes trucks from third-party operating companies.

•	Sales Agent. In this model, the agent does not independently provide any capacity, and is generally used to fill gaps where freight movement is needed.

•	Agent with an owner-operator following. In this model, the agent supports itself and assists with other company locations in moving freight.

•	Fleet Owner. In this model, the company owns the trucks, employs the drivers, and acquires the customers.

Competition

The truckload carrier industry is characterized by intense competition. The one hundred largest carriers, however, serve less than twenty percent of the market. Our competitive position within the industry or a particular market territory will depend upon the competitive position of the acquisitions we successfully complete, if any. Many of the companies with which we expect to compete for acquisitions will be well established, have significant market share and name recognition, and be financially sound. We are not aware of any other company involved in the roll ups of trucking companies. We cannot determine if any privately held companies are engaged in the same efforts.

REGULATION

Interstate motor carriers are regulated by the United States Department of Transportation ("DOT") and by various state agencies. DOT has broad powers, generally governing activities such as the regulation of, to a limited degree, motor carrier operations, rates, accounting systems, periodic financial reporting and insurance. The trucking industry is subject to possible regulatory and legislative changes that may affect the economics of the industry by requiring changes in operating practices or by changing the demand for common or contract carrier services or the cost of providing truckload services.

DOT prescribes safety requirements. Motor carrier operations may also be subject to environmental laws and regulations, including laws and regulations dealing with underground fuel storage tanks, the transportation of hazardous materials and other environmental matters. All of our drivers are required to have national commercial driver's licenses and are subject to mandatory drug and alcohol testing.

EMPLOYEES

At the date of this registration statement, Mr. Henley is our only employee. We expect to employ additional executive officers, managers office personnel, warehouse personnel, drivers, mechanics and others, as a result of acquisitions. The number of employees in any specific personnel category will initially depend of the employees acquired in a transaction. We intend to assess personnel needs in every acquisition, which may result in decreases or increases of personnel.

Item 2. Management’s Discussion and Analysis or Plan of Operations.

Significant accounting policies and estimates.

Our significant accounting policies are more fully described in Note 1 to the financial statements. However, certain accounting policies are particularly important to the portrayal of our financial position and results of operations and require the application of significant judgment by our management; as a result they are subject to an inherent degree of uncertainty. In applying these policies, our management uses their judgment to determine the appropriate assumptions to be used in the determination of certain estimates. Those estimates are based on our historical operations, terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate.

Our significant accounting policies include:

- Long-Lived Assets - We depreciate property and equipment and amortize intangible assets, including software development costs over the respective assets’ estimated useful life and periodically review the remaining useful lives of our assets to ascertain that our estimate is still valid. If we determine a useful life has materially changed, we either change the useful life or write the asset down or if we determine the asset has exhausted its useful life, write the asset off completely.

- Stock Based Compensation - We record stock base compensation under Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", which provides for the use of a fair value based method of accounting for stock-based compensation. However, we record the compensation cost for stock options granted to employees using the intrinsic value method of accounting as prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees", which only requires charges to compensation expense for the excess, if any, of the fair value of the underlying stock at the date a stock option is granted (or at an appropriate subsequent measurement date) over the amount the employee must pay to acquire the stock. We have elected to account for employee stock options using the intrinsic value method under APB 25, however, under SFAS 123 we are required to provide pro forma disclosures of net loss as if a fair value based method of accounting had been applied.

- Income Taxes - We record federal and state income tax liability in accordance with SFAS 109 - Accounting for Income Taxes. Deferred income taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when we determine that it is more likely than not that some portion or all of the deferred tax assets will not be realized. We also adjust deferred tax assets and liabilities for the effects of changes in tax laws and rates on the date of enactment.

- Earnings (Loss) Per Share - We calculate EPS by dividing earnings (loss) available to common shareholders by the weighted average number of common shares outstanding during each period. Diluted EPS is similarly calculated, except that the denominator includes common shares that may be issued subject to existing rights with dilutive potential, except when their inclusion would be anti-dilutive.

PLAN OF OPERATIONS

Item 6.  Management’s Discussion and Analysis or Plan of Operation.

Plan of Operation and Results of Operations

We have not realized any revenues from operations since inception, and our plan of operation for the next twelve months is to locate suitable acquisition or merger candidates, obtaining funding, hiring employees, etc. We may need additional cash advances from our stockholders or from private investors to pay for operating expenses until we consummates the merger with a privately-held company. Although we currently anticipate that we can satisfy its cash requirements with additional cash advances, if needed, for at least the next twelve months, there is no assurance that we can continue to satisfy our cash requirements for such period.

We have not conducted any active operations since inception, except for our efforts to locate suitable acquisition or merger transactions, obtain private funding, establishing our business plan and accounting systems. We have generated no revenue has been generated during such period, and it is unlikely we will have any revenues unless we are able to consummate or effect an acquisition of or merger with, an operating company, of which there is no assurance.

LIQUIDITY AND CAPITAL RESOURCES

For period from May 15, 2006 (date of inception) through June 30, 2007 we incurred a net loss of $173,036. Of this loss, $118,731 of expenses that did not require the use of cash, consisting of $94,231 for compensation and benefits for services provided by Mr. Henley, our President and CEO, and $24,500 in services and $5,400 in value of office space contributed by Mr. Henley, which reduced the cash used in operations to $48,905.

Prospectively

As of June 30, 2007 we had $5,807 in cash with which to satisfy our cash requirements for the next twelve months, to pay normal operating expenses, while we attempt to secure other sources of financing to develop our business plan, or are able to consummate or effect an acquisition with an operating company. Management believes that we have adequate resources to accomplish this goal during the next twelve months, without raising additional funding.

The liquidity needs will follow closely our efforts to secure funding. As we secure funding we will allocate the available funds to the implementation of those portions of our business plan necessary to secure a merger candidate.

At June 30, 2007, we had no contractual obligation or material commercial commitments for capital expenditures.

Item 3. Description of Property.

At the date of this registration statement, we do not own or lease any real or personal property. Our operations are being conducted at Mr. Henley's home office. We accrue $400 per month in rental expense, which Mr. Henley contributes to our capital as part of the purchase price of his shares.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

Our principal stockholders are set forth in the following table. These principal stockholders include:
- each of our directors and executive officers,
- our directors and executive officers as a group, and
- others who own more than five percent of our issued and outstanding common stock.
We believe each of these persons has sole voting and investment power over the shares they own. The address of our directors and executive officers is our address.

NAME	NUMBER OF SHARES	PERCENTAGE
Paul A. Henley	6,000,000	96.774%
Cristino L. Perez (1)	150,000	2.419%
Directors & executive officers as a group (2 persons)	6,150,000	99.194%

(1) We have not issued the certificates to Mr. Perez at the date of this registration statement.

Item 5. Directors and Executive Officers, Promoters and Control Persons.

The following table identifies our directors and executive officers and provides their ages, the positions they hold and date each first became a director.

NAME	AGE	POSITION	DIRECTOR SINCE
Paul A. Henley	48	Sole Director and President	2006
Cristino L. Perez	63	Chief Financial Officer	Not applicable

Our stockholders elect our directors at the annual stockholders meeting. Our directors serve until the next annual stockholders meeting at which their successors qualify and are elected. Directors who are employees do not receive compensation for serving as directors. Our executive officers are elected by the board of directors and their terms of office are at the discretion of the board of directors, subject to terms and conditions of their respective employment agreements.

Paul A. Henley is and has been our sole director since inception, our president and chief executive officer. He is also our founder

- June 2002 to June 2006 - Mr. Henley was President of Henley Capital Group, a consulting company that worked with private companies and early stage public companies in the area of business development. He assisted companies in the following areas; writing of business plans, the preparing of budgets, corporate communications (public relations/investor relations), corporate presentations at various types of events, assisting in the development of board of directors, hiring of market makers, attorneys and auditors, merger and acquisition consulting and the planning and implementation of capital programs.

- October 2006 to May 2007 - Mr. Henley was engaged in a joint venture with Friedland Capital doing business under the name of Friedland-Henley Advisers which was engaged in developing a venture capital fund for early stage companies. Mr. Henley terminated his relationship before the fund began to raise capital.

- June 2006 to present - Mr. Henley is a consultant to Friedland Capital of Denver, Colorado in the areas of product development and investment seminars.

- June 2006 until present - Mr. Henley has been engaged on a part time basis in planning of our business, efforts to obtain funding and efforts to identify potential acquisition targets.

Mr. Henley earned a bachelor of science degree in business management and marketing from Florida State University in 1981.

Cristino L. Perez is our Chief Financial Officer, beginning May 15, 2007, on a part-time basis.

- October 1999 to June 2002 - Mr. Perez was employed by Baumann, Raymondo & Company, P.A., Certified Public Accountants, with primary responsibilities for development of accounting and auditing services to small publicly held enterprises.

- October 2001 to September 2003 - Mr. Perez was on part-time basis a Chief Financial Officer, Secretary, Treasurer and Director of Resolve Staffing, Inc., a publicly traded company.

- September 2002 until the present - Mr. Perez has been self-employed as an independent consultant on a part-time basis and full-time basis.

- January 1, 2007 to present - Mr. Perez is the chief financial officer of OptiCon Systems, Inc., a Nevada corporation, on a part time basis. OptiCon is registered and files reports under the Securities Exchange Act of 1934, but does not have a public market for its common stock. OptiCon is not a "blank check" company.

- May 2007 to present - Mr. Perez Mr. Perez is the chief financial officer of EuroMedia Holdings Corp., a Florida corporation, on a part time basis. EuroMedia is registered and files reports under the Securities Exchange Act of 1934, but does not have a public market for its common stock. EuroMedia is not a "blank check" company.

Mr. Perez earned a bachelor of arts degree in accounting from the University of South Florida in 1968.

Item 6. Executive Compensation.

The compensation we have paid or agreed to pay to our chief executive officer is set forth in the following table. We have not paid or agreed to pay any other officer more than $100,000 in compensation per year.

NAME AND PRINCIPAL POSITION	YEAR	SALARY
Paul A. Henley	2006	none
Chief Executive Officer	2007	$175,000	(1)

1. Mr. Henley’s salary is being charged to operations, but is deferred until we have funding to pay it currently.

Employment Agreements

We have entered into an employment agreement with Mr. Henley for his services as our chief executive officer and president on a full-time basis. The employment agreement is for an initial term of three years, beginning January 1, 2007. The agreement automatically extends for one-year periods unless terminated by ninety-day written notice. The Board of Directors may grant an annual bonus to Mr. Henley for meeting certain goals, which have not yet been established.

We do not have any equity compensation plan.

Item 7. Certain Relationships and Related Transactions.

From inception to date, we have not entered into any transactions with our directors and executive officers, outside of normal employment transactions, or with their relatives and entities they control; except the following:

- We issued six million shares of our common stock to Mr. Henley for his funding of our incorporation, organizational and start up expenses in the amount of approximately $1,786. Mr. Henley is our founder and was our sole director at the date the issue of stock was approved.

We do not anticipate entering into any future transactions with our directors, officers and affiliates apart from normal employment transactions.

Item 8. Description of Securities.

The following description of our common stock is qualified in its entirely by our Articles of Incorporation, bylaws and the corporate law of Florida. We are authorized to issue 50 million shares of common stock, $0.0001 par value per share. Holders of the common stock (i) have equal and ratable rights with all holders of issued and outstanding common stock to dividends from funds legally available therefore, when, as and if declared by the board of directors; (ii) are entitled to share ratably with holders of issued and outstanding common stock in all of our assets available for distribution to holders of common stock, upon liquidation, dissolution or winding up of our affairs; (iii) do not have preemptive, subscription or conversion rights; (iv) have no redemption or sinking fund provisions applicable thereto; (v) have one vote on election of each director and other matters submitted to a vote of stockholders; and (vi) do not have cumulative voting rights. All shares of common stock outstanding are, and the common stock sold pursuant to this prospectus, when issued and delivered against payment therefore, will be, duly authorized, legally issued, fully paid and nonassessable. A holder of our common stock does not have a preemptive right to purchase common stock which is sold subsequent to such person’s acquisition of his or her shares.

Part II

Item 1. Market Price and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

Public Market.

There is no public market for our common stock at the date of this registration statement. Furthermore, we do not have an application for a trading symbol pending on the date of this registration statement. We do not intend to arrange for a trading symbol until we:

- commence registration of outstanding shares for resale by stockholders pursuant to the Securities Act,

- are advised by one or more shareholders owning shares eligible for immediate sale under Rule 144 that he, she or they have an interest in selling such shares into the public securities market,

- the agreement for acquisition of a target company grants registration rights to the former stockholders of the target company and they exercise their rights to registration under the Securities Act; or

- commence registration of shares to be sold in an underwriting or distribution to the public pursuant to the Securities Act.

Status of Outstanding Shares and Shares to be Issue.

None of the shares we have issued have been registered under the Securities Act of 1933; and they are and will be "restricted securities", subject to the resale limitations and requirements of Rule 144 under the Securities Act, or an earlier registration for resale. None of the shares now outstanding may be sold at the present time under the Rule, unless registered under the Securities Act. We expect any shares we issue in the future in connection with acquisitions and in funding transactions will not be registered under the Securities Act will also be "restricted securities", although the holders of such shares may be granted registration rights as a condition to taking our shares.

Our Stockholders

At the date of this amended registration statement, we have four stockholders. See, Part I, Item 4.

Dividends

We have never paid a cash dividend or a stock dividend. We intend to keep future earnings, if any, to finance the expansion of our business and do not anticipate that any cash dividends will be paid in the foreseeable future. Our future payment of dividends will depend on our earnings, capital requirements, expansion plans, financial condition and other relevant factors. Our board of directors has the sole authority to declare dividends.

Transfer Agent

We have engaged Island Stock Transfer, Suite 104, 100 Second Avenue South, St. Petersburg, Florida 33701, as our transfer agent.

Item 2. Legal Proceedings.

We are not engaged in any legal proceedings at the date of this registration statement and are not aware of any claims, demands or threats of litigation. We expect to engage in legal proceedings, both as plaintiff and as defendant, from time to time in the ordinary course of business.

Item 3. Changes in and Disagreements with Accountants.

Not Applicable

Item 4. Recent Sales of Unregistered Securities.

The following tables set forth information about our unregistered sales of securities during the period from May 15, 2006 (date of inception) to December 31, 2006 and the interim period between that date and the date of this registration statement.

Date	Title of Security	Amount	Purchaser	Price	Exemption
2006	Common stock	1,000	Paul A. Henley (1)	$75	Section 4(2)
2007	Common stock	5,999,000	Paul A. Henley (1)	$1,711	Section 4(2)
2007	Common stock	50,000	Edgar Renteria (2)	$50,000	Section 4(2)
2007	Common stock	50,000	Jackson L. Morris (3)	$10,000	Section 4(2)
2007	Common stock	150,000	Cristino L. Perez (4)	$30,000	Section 4(2)

(1) Mr. Henley is our founder, sole director, chief executive officer and president. Mr. Henley's aggregate contribution is $1,786 through March 31, 2007.

(2) Mr. Renteria is a friend and business acquaintance of Mr. Henley.

(3) Mr. Morris is our general and securities counsel. We have an agreement to issue these shares but they have not been issued at the date of this registration statement.

(4) Mr. Perez is our chief financial officer. We have an agreement to issue these shares but they have not been issued at the date of this registration statement.

We did not pay and no one acting on its behalf or to our knowledge paid any commissions or other compensation with respect to the sale of any of the shares listed in the table above. We made each sale through our sole director and officer, other than Mr. Henley who made his own purchase. Each sale was directly to the purchaser. Each purchaser either had a preexisting relationship with us as a founder, proposed executive officer or counsel, or with Mr. Henley in the case of Mr. Renteria. These relationships provided information on an ongoing basis about the our business, condition and prospects, financial and otherwise. We believe, based on representations of the purchasers, that each purchaser had such knowledge and experience in business and financial transactions that he was able to understand and evaluate the risks and merits of investment in a high risk enterprise. A legend was placed on each certificate, prohibiting public resale of the shares, except in compliance with Rule 144. We claim exemption from the registration requirement of the Securities Act of 1933, as amended (the "Act") by reason of Section 4(2) of the Act and the rules and regulations there under, on grounds that none of the sales listed above involve a public offering or distribution within the meaning of the Act.

Item 5. Indemnification of Directors and Officers.

Florida law authorizes us to indemnify our directors and executive officers against liability, damage or loss they may incur in their capacity as directors and executive officers, unless they breach their duty of loyalty to us, do not act in good faith, violate the law or receive improper personal benefit. These provisions limit our rights and the rights of our stockholders to recover damages against a director and executive officer. We have been informed by the U.S. Securities and Exchange Commission that insofar as indemnification for liabilities arising under the federal securities laws may be permitted to our directors, officers and controlling persons pursuant to Florida law, such indemnification is against public policy and is therefore unenforceable, except in limited circumstances and if certain procedures for independent approval are followed.

PART F/S
Report of Independent Registered Public Accounting Firm

To the Board of Directors
High Point Transport, Inc.:

We have audited the accompanying balance sheets of High Point Transport, Inc. (a development stage company) as of June 30, 2007 and December 31, 2006, and the related statements of operations, changes in stockholders’ deficit, and cash flows for the six months ended June 30, 2007, the period from May 15, 2006 (inception) through December 31, 2006 and the period from May 15, 2006 (inception) through June 30, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of High Point Transport, Inc. as of June 30, 2007 and December 31, 2006, and the results of its operations and its cash flows for the six months ended June 30, 2007, the period from May 15, 2006 (inception) through December 31, 2006 and the period from May 15, 2006 (inception) through June 30, 2007 in conformity with generally accepted accounting principles in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred losses from operations since inception and at June 30, 2007 has a deficit in working and net capital. The Company’s existence is dependent upon the successful execution of a merger with a profitable private company. These circumstances create substantial doubt about the Company's ability to continue as a going concern and Management's plans in regard to these matters are also described in Note 1. The financial statements do not contain any adjustments that might result from the outcome of these uncertainties.

Cordovano and Honeck LLP
Englewood, Colorado

/s/ Cordovano and Honeck LLP
August 7, 2007

High Point Transport, Inc.
(A Development Stage Enterprise)
Balance Sheets

	December 31,	June 30,
	2006	2007
ASSETS
Current assets
Cash and cash equivalents	$-	$5,807
Total current assets	-	5,807
Deferred offering costs	7,998	7,998
Total assets	$7,998	$13,805

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$7,731	$7,731
Accrued expenses ($1,250 related party)	-	97,093
Loan payable – Related party	11,112	1,117
Total current liabilities	18,843	105,941

Commitments	-	-

Stockholders’ Deficit
Common stock, $.0001 par value
1,000 shares authorized, issued and outstanding at
December 31, 2006 and June 30, 2007	-	-
Additional paid-in capital	28,500	30,900
Stock subscription paid in advance	-	50,000
Defict accumulated during the
development stage	(39,345)	(173,036)
Total stockholders’ deficit	(10,845)	(92,136)

Total Liabilities and Stockholders' Deficit	$7,998	$13,805

The accompanying notes are an integral part of these financial statements.

High Point Transport, Inc.
(A Development Stage Enterprise)
Statements of Operations
	May 15,
	2006 (inception)	Six Months	May 15, 2006
	to December 31,	Ended	(inception) to
	2006	June 30, 2007	June 30, 2007
Net sales	$-	$-	$-

Operating expenses
Salaries and benefits	24,500	94,232	118,732
Consulting services ($3,750 related party)	-	8,995	8,995
Other general & administrative	8,112	20,714	28,826
Legal & accounting	6,733	9,750	16,483
Operating loss	(39,345)	(133,691)	(173,036)

(Loss) from operations before income taxes	(39,345)	(133,691)	(173,036)

Provision for income taxes	-	-	-
Net loss	$(39,345)	$(133,691)	$(173,036)

Net (loss) per share
Basic	$(39.35)	$(133.69)	$(173.04)
Diluted	$(39.35)	$(133.69)	$(173.04)

Weighted average common shares outstanding
Basic	1,000	1,000	1,000
Diluted	1,000	1,000	1,000

The accompanying notes are an integral part of these financial statements.

High Point Transport, Inc.
(A Development Stage Enterprise)
Statements of Changes in Stockholders’ Deficit
For the Period May 15, 2006 (Date of Inception) through December 31, 2006 and for the Six Months Ended June 30, 2007

					Deficit
				Stock	Accumulated
			Additional	Subscription	During the
	Common		Paid-in	Paid in	Development
	Shares	Stock	Capital	Advance	Stage	Total
Balance at May 15, 2006 (Date of Inception)	-	$-	$-	$-	$-	$-
Issuance of common shares in
exchange cash paid for expenses	1,000	-	75	-	-	75
Contributed services and office space	-	-	28,425	-		28,425
Net (loss) for the period	–	–	-	-	(39,345)	(39,345)
Balance at December 31, 2006	1,000	-	28,500	-	(39,345)	(10,845)
Contributed office space	-	-	2,400	-	-	2,400
Stock subscription paid in advance				50,000	-	50,000
Net (loss) for the period	-	-	-	-	(133,691)	(133,691)
Balance at June 30, 2007	1,000	$-	$30,900	$50,000	$(173,036)	$(92,136)

The accompanying notes are an integral part of these financial statements.

High Point Transport, Inc.
(A Development Stage Enterprise)
Statements of Cash Flows
	Period May 15,		Period May
	2006 (inception)	Six Months	15, 2006
	to December 31,	Ended	(inception) to
	2006	June 30, 2007	June 30, 2007
Cash Flows From Operating Activities
Net (Loss) from continuing operations	$(39,345)	$(133,691)	$(173,036)
Adjustments to reconcile earnings from continuing operations to net cash used by operating activities:
Contributed services and office space	28,425	2,400	30,825
Change in working capital components:
Accrued expenses	-	97,093	97,093
Accounts payable	7,731	-	7,731
Net cash (used) by operating activities	(3,189)	(34,198)	(37,387)

Cash Flows From Investing Activities
Deferred offering costss	(7,998)	-	(7,998)
Net cash (used) in investing activities	(7,998)	-	(7,998)

Cash Flows From Financing Activities
Issuance of stock in exchange for payment of expenses	75	-	75
Stock subscription paid in advance	-	50,000	50,000
Proceeds (repayments) of loan payable – Related party	11,112	(9,995)	1,117
Net cash provided by investing activities	11,187	40,005	51,192
Net increase (decrease) in cash and cash equivalents	-	5,807	5,807

Cash And Cash Equivalents
Beginning of period	-	-	-
End of the period	$-	$5,807	$5,807

The accompanying notes are an integral part of these financial statements.

High Point Transport, Inc.
(A Development Stage Enterprise)
Notes to Financial Statements
For the Period May 15, 2006 (Date of Inception) through December 31, 2006
and
For the six Months Ended June 30, 2007
1. Business and Summary of Significant Accounting Policies

The nature of the business and a summary of the significant accounting policies in conformity with accounting principles generally accepted in the United States of America, and consistently applied in the preparation of the accompanying financial statements are as follows:

(a) Development Stage Enterprise

High Point Acquisition, Inc. was formed as a Florida corporation on May 15, 2006. Effective August 2, 2007, the Company changed its name to High Point Transport, Inc., (the “Company”). The Company initially planned to establish a business plan, and to obtain capital through the issuance of common stock, but will consider other equity type securities and debt instruments to increase working capital.

The Company is a development stage company and its primary focus is to enter into the transport service business through acquisitions of trucking companies.

Since the Company's formation on May 15, 2006, the Company has been in the development stage, and has been engaged primarily in developing its accounting system, hiring employees, acquiring and developing assets, developing markets, etc., while raising capital to carry out its business plan. The Company expects to continue to incur significant operating losses and to generate negative cash flow from operating activities while seeking a merger candidate in the trucking business.

The Company's ability to eliminate operating losses and to generate positive cash flow from operations in the future will depend upon a variety of factors, many of which it is unable to control. If the Company is unable to implement the Company’s business plan successfully, it may not be able to eliminate operating losses, generate positive cash flow, or achieve or sustain profitability, which would materially adversely affect its business, operations, and financial results, as well as its ability to make payments on its debt obligations.

(b) Basis of Accounting

The Company maintains its financial records and financial statements on the accrual basis of accounting, in conformity with generally accepted accounting principles in the United States of America. The accrual basis of accounting provides for matching of revenues and expenses in the period they were earned and incurred.

(c) Revenue Recognition

The Company has not established its revenue recognition policy.

(d) Cash and Cash Equivalents

The Company believes is not exposed to any significant credit risk on cash and cash equivalents. For purposes of reporting cash flows, the Company considers all cash accounts that are not subject to withdrawal restrictions or designated for assets acquisitions, and certificates of deposit that have an original maturity of three months or less when purchased, to be cash equivalents. The Company had no cash equivalents at December 31, 2006 or June 30, 2007.

(e) Fair Value of Financial Instruments

The carrying amounts of accounts payable and loan payable approximates their fair value at December 31, 2006 and June 30, 2007, because of the short maturity of these instruments.

(f) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(g) Income Taxes

The Company records federal and state income tax liability in accordance with SFAS 109 - Accounting for Income Taxes. Deferred income taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

(h) Advertising Costs

Advertising costs, except for costs associated with direct-response advertising, are charged to operations as incurred. The costs of direct-response advertising are capitalized and amortized over the period during which future benefits are expected to be received. The Company had no direct-response advertising costs for the period May 15, 2006 (date of inception) to December 31, 2006 or for the six months ended June 30, 2007.

(i) Earnings (Loss) Per Share

Basic EPS is calculated by dividing earnings (loss) available to common shareholders by the weighted average number of common shares outstanding during each period. Diluted EPS is similarly calculated, except that the denominator includes common shares that may be issued subject to existing rights with dilutive potential, except when their inclusion would be anti-dilutive.

(j) Impact of Recently Issued Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), effective for fiscal years beginning after December 15, 2006.  FIN 48 requires a two-step approach to determine how to recognize tax benefits in the financial statements where recognition and measurement of a tax benefit must be evaluated separately.  A tax benefit will be recognized only if it meets a “more-likely-than-not” recognition threshold.  For tax positions that meet this threshold, the tax benefit recognized is based on the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with the taxing authority.

The Company is currently evaluating the impact of adopting FIN 48, and have not yet determined the significance of this new rule to our overall results of operations, cash flows or financial position.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) 157 Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expanded disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS No. 157 on our result of operations and financial position.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB No. 108), Considering the Effects of Prior Year Misstatements When Quantifying Current Year Misstatements.  SAB No. 108 requires analysis of misstatements using both an income statement (rollover) approach and a balance sheet (iron curtain) approach in assessing materiality and provides a one-time cumulative effect transition adjustment.  SAB No. 108 is effective for the Company’s June 30, 2007 financial statements.  The adoption of SAB No. 108 is not expected to materially impact the Company's financial statements.

In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115.” SFAS No. 159 permits an entity to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company is currently evaluating if it will elect the fair value option for any of its eligible financial instruments and other items.

2. Going Concern

For the period from May 15, 2006 (date of inception) to June 30, 2007, the Company incurred a cumulative net loss of $173,036. As of June 30, 2007, the Company had a negative working capital of $100,134 and cash of $5,807 with which to satisfy any future cash requirements. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The Company depends upon capital to be derived from future financing activities such as loans from its officers and directors, subsequent offerings of its common stock or debt financing in order to operate and grow the business. There can be no assurance that the Company will be successful in raising such capital. The key factors that are not within the Company's control and that may have a direct bearing on operating results include, but are not limited to, acceptance of the Company’s business plan, the ability to raise capital in the future, the ability to expand its customer base, and the ability to hire key employees to grow the business. There may be other risks and circumstances that management may be unable to predict.

3. Related Parties Disclosures

(a) Contributed Services

During the period May 15, 2006 through December 31, 2006, Paul A. Henley, the Company’s president and CEO contributed services to the Company in the amount of $24,500. The Board has estimated the fair value of such services based on comparable compensation for such services.

(b) Office Space

During the Company's initial stage, it had limited need for use of office space or equipment. Since the Company’s inception to December 31, 2006 and for the six months ended June 30, 2007, Mr. Henley, the president of the Company has provided office space valued at $3,000 and $2,400 respectively, as contributed capital. The Board has estimated the fair value of such rental based on comparable value of rentals in the local market.

( c) Advances

During the period May 15, 2006 (date of inception) to December 31, 2006, Mr. Paul A. Henley, the President of the Company paid expenses on behalf of the Company amounting to $11,112, all of which remain outstanding at December 31, 2006.

During the six months ended June 30, 2007, Mr. Henley paid expenses on behalf of the Company amounting to $9,995. During this period, the Company repaid loans to Mr. Henley in the amount of $20,999, leaving $1,117 outstanding at June 30, 2007.

4. Stock Issuances

Effective May 15, 2006, the Company issued 1,000 shares of the Company’s common stock to Paul A. Henley in exchange for the payment of $75 of organization fees in behalf of the Company.

On March 25, 2007, the Company offered for sale a maximum of 500,000 shares of its common stock at $1.00 per share pursuant to the terms of a Private Offering Memorandum.

 The Company closed the offering on June 1, 2007 after selling 50,000 shares.  Net proceeds from the offering were approximately $43,000, after deducting offering costs.  The shares were offered on a “best efforts, all or none” basis by our officer and director who did not receive any compensation for such services.

5. Income Taxes

There is no current or deferred income tax expense or benefit allocated to continuing operations for the period from May 15, 2006 (date of inception) to June 30, 2007. The income tax provision differs from the amount of tax determined by applying the federal statutory rate as follows:

May 15, 2006 (date of inception) to June 30, 2007
Income tax provision at statutory rate	$(60,563)
Increase (decrease) in income tax due to:
Change in valuation allowance	16,115
All other	44,448
$-

Net deferred tax assets and liabilities were comprised of the following:

Deferred tax asset (liability), current
Accrued expenses	$33,983
Valuation allowance	10,465
44,448
Deferred tax asset (liability), non-current
Net operating loss
Valuation allowance	16,115
$16,115

The Company has not recognized an income tax benefit for its operating losses generated through June 30, 2007 based on uncertainties concerning the Company’s ability to generate taxable income in future periods. The tax benefit is offset by a valuation allowance established against deferred tax assets arising from operating losses and other temporary differences, the realization of which could not be considered more likely than not. In future periods, tax benefits and related deferred tax assets will be recognized when management considers realization of such amounts to be more likely than not.

For financial statements purposes, the Company has accumulated losses of $173,036 from inception through June 30, 2007, which can be used to offset future income though 2022. For income tax purposes, the Company has available a net operating loss carry-forward of $11,559, which will expire, unless used to offset future federal taxable income through 2022.

6. Commitments

The Company has a commitment to issue its legal counsel 50,000 shares of its $0.0001 common stock in exchange for future services. Additionally, the Company also has a commitment to issue its Chief Financial Officer 150,000 of its $0.0001 par value common stock in exchange for future services.

Effective January 1, 2007, the Company entered into a three-year employment agreement with Paul A. Henley, its President and Chief Executive Officer. Under the employment agreement, Mr. Henley is to receive a base annual salary in the amount of $175,000, four weeks vacations, and participation in all employee benefit plans afforded to other employees.

7. Subsequent Events

(a) On August 2, 2007, the sole shareholder and director approved an amendment to the Company’s articles of incorporation to (a) change the name of the company from High Point Acquisition, Inc. to High Point Transport, Inc.; (b) increase the number of common shares High Point is authorized to issue from 1,000 to 50,000,000; and (c) to retain the par value of its common stock at $0.0001 per share.

(b) During the three months ended June 30, 2007, the Company received a total of $50,000 from an unrelated individual, along with a subscription dated April 16, 2007 for 50,000 shares of the Company’s common stock. The Company was unable to accept the subscription until additional shares were authorized for issuance. Effective August 3, 2007, the Board of Directors authorized the issuance of 50,000 shares of its common stock in exchange for $50,000 in cash.

( c) Additionally, the Board of Directors also approved the issuance of 5,999,000 shares to Paul A. Henley in exchange for expenses paid by Mr. Henley on behalf of the Company of approximately $2,000 ($1,117 at June 30, 2007).

The pro-forma presentation of the Company’s capital structure, taking into consideration the above transactions is as follows:

	At June 30, 2007		Adjustments	Pro-Forma Balance
Deferred Offering costs	$(7,998)	(b)	7,998	$-

Loan from Shareholder	$1,117	(c)	(1,117)	$-
Common Stock	0	(b)	5	605
		(c)	600
Paid-in Capital	30,900	(b)	49,995	81,412
		(c)	517
Subscription Payable	50,000	(b)	(50,000)	-
	$74,019		$7,998	$82,017

PART III

Item 1. Index to Exhibits

DESCRIPTION OF EXHIBIT

3.A Charter Documents*

3.A.01	Articles of Incorporation filed May 15, 2006*
3.A.02	Articles of Amendment filed August 2, 2007*
3.B.01	By-Laws*

10.E      Employment Agreements*

10.E.01	Paul A. Henley dated as of January 1, 2007*

Other Exhibits - None
____________________
* Previously filed

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

High Point Transport, Inc.

By: /s/ Paul A. Henley

Paul A. Henley, Chief Executive Officer,
Chief Operating Officer and President

August 29, 2007

/s/ Paul A. Henley

Paul A. Henley, Director

Date: August 29, 2007

/s/ Cristino L. Perez

Cristino L. Perez
Chief Financial Officer, Chief Accounting Officer

Date: August 29, 2007